EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008 (1)	2008 (1)(2)	2007 (1)	2006	2005	2004
Earnings (loss) from continuing operations	$193,463	$424,213	$(242,373)	$966,395	$714,151	$300,988	$215,815
Add (Deduct):
Non-controlling interest	—	—	3,837	4,814	3,451	5,243	4,875
Income taxes	9,453	67,120	68,011	66,855	29,786	26,672	43,562
Interest expense	265,819	284,752	385,065	389,845	295,629	176,698	152,537

Earnings, as adjusted	$468,735	$776,085	$214,540	$1,427,909	$1,043,017	$509,601	$416,789

Combined fixed charges and preferred share dividends:
Interest expense	$265,819	$284,752	$385,065	$389,845	$295,629	$176,698	$152,537
Capitalized interest	78,006	130,058	168,783	123,879	95,635	63,020	37,374

Total fixed charges	343,825	414,810	553,848	513,724	391,264	239,718	189,911
Preferred share dividends	19,107	19,071	25,423	25,423	25,416	25,416	25,746

Combined fixed charges and preferred share dividends	$362,932	$433,881	$579,271	$539,147	$416,680	$265,134	$215,657

Ratio of earnings, as adjusted to combined fixed charges and preferred share dividends	1.3	1.8	0.4	2.6	2.5	1.9	1.9

(1)	These periods have been restated to reflect the retroactive adoption of the new accounting standard for convertible debt, for interest expense related to our convertible debt.

(2)	The loss from continuing operations for 2008 includes impairment charges of $901.8 million that are discussed in our Annual Report on Form 10-K. Due to these impairment charges, our combined fixed charges and preferred share dividends exceed our earnings as adjusted by $364.7 million.